Exhibit 8.1

List of Significant Subsidiaries of Qihoo 360 Technology Co. Ltd. (the “Registrant”)

As of December 31, 2013

Wholly-Owned Subsidiaries

1.	Qizhi Software (Beijing) Co., Ltd., a PRC company

2.	Tianjin Qisi Technology Co., Ltd., a PRC company

3.	Qiji International Development Limited, a HK company

4.	360 International Development Co. Limited, a HK company

5.	Qifei International Development Co. Limited, a HK company

Variable Interest Entities

1.	Beijing Qihu Technology Co., Ltd., a PRC company

2.	Beijing Star World Technology Co., Ltd., a PRC company